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                                                                   EXHIBIT 99.11



                               November 18, 1998



Scudder Funds Trust, on behalf

of Scudder Short Term Bond Fund
Two International Place
Boston, MA 02110-4103


  Re:  Registration Statement on Form N-14



Gentlemen:


     Scudder Funds Trust, formerly Scudder Target Fund, (the "Trust") is a trust created under a written Declaration of Trust dated July 24, 1981, and executed and delivered in Boston, Massachusetts. The Declaration of Trust was amended by an Amended and Restated Declaration of Trust dated December 21, 1987 (as further amended, the "Declaration of Trust"). The beneficial interest thereunder is represented by transferable shares with a par value of $.01 per share ("Shares"). The Trustees have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

     We are of the opinion that all legal requirements have been complied with in the creation of the Trust and that said Declaration of Trust is legal and valid.


     Under Article V, Section 5.4 of the Declaration of Trust, the Trustees are empowered, in their discretion, from time to time, to issue Shares for such amount and type of consideration, at such time or times and on such terms as the Trustees may deem best. Under Article V, Section 5.1, it is provided that the number of Shares authorized to be issued under the Declaration of Trust is unlimited. Under Article V, Section 5.11, the Trustees may authorize the division of Shares into two or more series. By instruments dated June 29, 1989 and March 7, 1990, the Trustees changed the names of the series of the Trust such that the existing six series of the Trust were designated as follows:
Scudder Zero Coupon 1990 Fund, Scudder Zero Coupon 1995 Fund, Scudder Zero Coupon 2000 Fund, Scudder Zero Coupon 2005 Fund, Scudder Zero Coupon 2010 Fund and Scudder Short Term Bond Fund. By written instruments dated December 31, 1990 and July 15, 1992, the Trustees abolished and dissolved Scudder Zero Coupon 1990 Fund and Scudder Zero Coupon 1995 Fund.


     We understand that you are about to file a Registration Statement on Form N-14 to register Shares (the "STB Shares") of Scudder Short Term Bond Fund (the "Acquiring Fund") which will be issued to shareholders of Scudder Zero Coupon 2000 Fund (the "Acquired Fund") in exchange for substantially all of the assets of the Acquired Fund pursuant to an Agreement and Plan of Reorgani-
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zation dated November 9, 1998, between the Trust, on behalf of the Acquired
Fund, and the Trust, on behalf of the Acquiring Fund (the "Agreement").

     We are of the opinion that all necessary Trust action precedent to the issue of STB Shares pursuant to the Agreement was duly taken. We are of the further opinion that the STB Shares when issued pursuant to the Agreement will be legally and validly issued, fully paid and nonassessable by the Trust. In rendering the opinion expressed in the preceding sentence, we assume that the sale of STB Shares will be effected in compliance with the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, regulating the sale of securities. We further assume that there will be no material changes in the facts and conditions on which we base this opinion between the date hereof and the time of issuance of STB Shares.

     We consent to your filing this opinion with the Securities and Exchange Commission together with the Trust's Registration Statement on Form N-14 referred to above.

Very truly yours,

/s/ Dechert Price & Rhoads